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Exhibit (a)(1)(D)

        This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Option Grants in the Evolving Systems Stock Option Exchange Program. This email does not serve as a formal acceptance by Evolving Systems of the options designated on your Election Form for exchange. However, delivery of your Election Form does serve as a confirmation to Evolving Systems that you agree to cancel any options granted to you on or after March 4, 2002, regardless of the price and regardless of whether you have included this grant information in the Election Form. The procedure for acceptance of Eligible Option Grants for exchange is described in the Offer to Exchange previously made available to you.

        You may contact Karen Heath at kheath@evolving.com or at (303) 802-2594 to request a copy of your stock option account. The exchanged Eligible Option Grants will be reflected on your stock option account as cancelled, and represent your right to receive Replacement Options in accordance with the terms of the Offer to Exchange.

        Please note that you will not have the right to exercise all or any part of the cancelled options after the date of your Election Form.

        Your election to exchange your Eligible Option Grants may be withdrawn or changed at any time prior to 12:00 midnight, U.S. Mountain Daylight Time, on October 2, 2002, the Expiration Date of the Offer to Exchange.

        Please do not respond to this email. You may email questions about the Offer to Exchange to kheath@evolving.com or call Karen Heath at (303) 802-2594.

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  Exhibit (a)(1)(D)